15045662

SECURIT[...] [...]MISSION
Washington, D.C. 20549



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| SEC FILE NUMBER |
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| 8-21570 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore L. Pantalone, Jr. 610-669-9893
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

Two Commerce Square; Suite 1700; 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)



**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must b supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CONFIDENTIAL

# Affirmation

I, Salvatore L. Pantalone Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2014, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Salvatore L. Pantalone, Jr.

Financial & Operations Principal and Treasurer
Title

**Commonwealth of Pennsylvania**

**County of** Chester

Sworn and subscribed to before me this
___23rd_ day of February, 2015.

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Melissa Hadjinian, Notary Public
Malvern Boro, Chester County
My Commission Expires Dec. 16, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

**Vanguard Marketing Corporation**
(a wholly owned subsidiary of
The Vanguard Group, Inc.)

# Statement of Financial Condition

**December 31, 2014**

**Vanguard Marketing Corporation**
(a wholly owned subsidiary of
The Vanguard Group, Inc.)

**Statement of Financial Condition**

**December 31, 2014**

pwc

## Report of Independent Registered Public Accounting Firm

To The Board of Directors of
Vanguard Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2015

**VANGUARD MARKETING CORPORATION**
(a wholly owned subsidiary of
The Vanguard Group, Inc.)

**STATEMENT OF FINANCIAL CONDITION**

| | | December 31, 2014 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalent | $ | 245,582,315 |
| Cash and securities segregated under federal and other regulations | | 59,999,800 |
| Receivables from customers | | 200,210,119 |
| Securities borrowed | | 94,900,375 |
| Receivables from brokers, dealers and clearing organizations | | 15,065,329 |
| Securities owned, at fair value | | 1,180,942 |
| Receivable from The Vanguard Group, Inc and affiliate | | 240,595 |
| Other assets | | 9,022,657 |
| Total assets | $ | 626,202,132 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Payables to customers | $ | 224,914,483 |
| Payables to brokers, dealers and clearing organizations | | 145,471,261 |
| Securities loaned | | 11,835,951 |
| Securities sold not yet purchased, at fair value | | 130,054 |
| Income taxes payable | | 17,131,808 |
| Other liabilities | | 8,414,309 |
| Total liabilities | | 407,897,866 |
| Shareholder's equity: | | |
| Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding) | | 100 |
| Additional paid-in capital | | 102,499,900 |
| Retained earnings | | 115,804,266 |
| Total shareholder's equity | | 218,304,266 |
| Total liabilities and shareholder's equity | $ | 626,202,132 |

The accompanying notes are an integral part of these financial statements.

**VANGUARD MARKETING CORPORATION**
(A wholly owned subsidiary of
The Vanguard Group, Inc.)

**NOTES TO STATEMENT OF FINANCIAL CONDITION**

**December 31, 2014**

## NOTE 1 - ORGANIZATION AND OPERATIONS

The Vanguard Group, Inc. (Vanguard), the parent company, initially formed Vanguard Marketing Corporation (the Corporation), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Corporation also provides brokerage services, such as trade clearance, settlement, and custody, as a self-clearing broker, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and primarily does not buy or sell securities for its own account.

Thomson Reuters BETA Systems (BETA) provides computer services to the Corporation's brokerage operations.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The statement of financial condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the financial statement and related disclosures. These would include estimates for contingent assets and contingent liabilities. Actual results could differ from those estimates.

In preparing the statement of financial condition as of December 31, 2014, management considered the impact of subsequent events occurring through February 23, 2015, for potential recognition or disclosure in this financial statement.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard, whereas, the Corporation files its own state income tax return. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

Securities Borrowed and Securities Loaned:

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Corporation to deposit collateral with the lender. With respect to securities loaned, the Corporation receives collateral. The amount of collateral deposited or received is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Corporation monitors the market value of the securities borrowed and loaned daily, with additional collateral sent or excess collateral refunded as necessary.

Fair Value of Short-Term Financial Instruments:

The carrying amount of cash; receivables from customers; payables to customers; receivables from brokers, dealers and clearing organizations; payables to brokers, dealers and clearing organizations; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

## NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $50,000,000 and qualified securities valued at $9,999,800 have been segregated in special reserve accounts for the exclusive benefit of customers pursuant to SEA Rule 15c3-3.

## NOTE 4 - CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

## NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of customer securities transactions. In accordance with industry practices, the Corporation generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Corporation to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contractual obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Corporation's statement of financial condition.

The Corporation's customer security activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis, subject to individual exchange regulations.

Such transactions may expose the Corporation to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customers may incur. In the event that the customer fails to satisfy its obligations, the Corporation may be forced to sell or purchase financial instruments at prevailing market prices to fulfill its customer obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation's customer financing and securities settlement activities may require the Corporation to pledge customer securities as collateral in support of various secured financing sources, such as bank loans or margin deposit requirements. At December 31, 2014, customer securities of $1.8 billion were available to the Corporation to use as collateral.

## NOTE 6 - RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2014 consist of the following:

| | |
|---|---|
| Securities failed to deliver | $ 2,227,725 |
| Amounts due from brokers and dealers through clearing organizations | 12,837,604 |
| | $ 15,065,329 |

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Corporation for which the settlement date has passed.

Receivables related to securities failed to deliver are collateralized by the underlying securities.

## NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2014, securities consisted of:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Banker's acceptances/CDs/Commercial paper | $ 13,001 | $ - |
| U.S. Government obligations | 2,063 | - |
| Corporate obligations | 1,325 | - |
| Equities | 1,119,126 | 125,043 |
| Other | 45,427 | 5,011 |
| | $ 1,180,942 | $ 130,054 |

## NOTE 8 - FAIR VALUE MEASUREMENTS

The Corporation values its investments in sponsored mutual funds at the quoted closing net asset values (NAVs) per share of each mutual fund last reported as of the balance sheet date. The Corporation's investments in marketable securities are reported at fair value. These securities are valued at the official closing price (typically last sale) on the exchange on which the securities are traded. U.S. Government and corporate obligations are valued by the Corporation based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.

The Corporation determines the fair value of their financial assets and liabilities using three broad levels of inputs:

> Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).
>
> Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.
>
> Level 3 — unobservable inputs reflecting our own assumptions based on the best information available (examples include private equity investments).

All securities owned at fair value are in Level 1 as of December 31, 2014, except for Depository Trust & Clearing Corporation (DTCC) common stock of $828,667 listed under equities in Note 7, which is Level 2.

## NOTE 9 – SHORT-TERM BORROWINGS

The Corporation has a $300 million unsecured line of credit with Vanguard, of which $0 was outstanding as of December 31, 2014. Interest is accrued and paid. The line of credit carries a variable interest rate of the 30 day LIBOR plus .90%.

The Corporation also has access to additional bank facilities for customer/firm bank loans. These credit facilities require the Corporation to pledge customer/firm securities to secure outstanding obligations. As of December 31, 2014, the Corporation did not have any borrowings outstanding from these bank facilities.

## NOTE 10 - PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts payable to brokers, dealers and clearing organizations at December 31, 2014 consist of the following:

| | |
|---|---|
| Securities failed to receive | $ 18,738,141 |
| Amounts due to brokers and dealers through clearing organizations | 126,733,120 |
| | $ 145,471,261 |

Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed.

## NOTE 11 - RELATED PARTY TRANSACTIONS

The Corporation is a wholly owned subsidiary of Vanguard. As such, the statement of financial condition may not necessarily be indicative of the financial position and operations that would have existed had the Corporation operated as an unaffiliated corporation.

## NOTE 12 - INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by Vanguard. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Return Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

As of December 31, 2014, deferred tax assets resulting from deductible temporary differences were $183,392. Deductible temporary differences resulted from in book and tax depreciation and capital losses on securities transactions executed to facilitate customer trade orders prior to the Corporation's transition to a registered broker-dealer. After the Corporation's transition to a registered broker-dealer, losses on securities transactions executed to facilitate customer trade orders are treated as ordinary, rather than capital in nature, as the expenses are incurred in the Corporation's ordinary course of business. As historical capital loss carryforwards expire unused, the deferred tax asset will be reduced. The Corporation has provided a full valuation allowance on the capital losses of $141,177 at December 31, 2014, related to deferred tax assets that in management's opinion are not likely to be realized for tax purposes. As of December 31, 2014, deferred tax liabilities resulting from capitalizing prepaid insurance and book depreciation in excess of tax depreciation were $98,347.

In accordance with Topic 740 – Income Taxes, the Corporation currently believes that all significant filing positions are highly certain and that, more likely than not, all of its significant income tax filing positions and deductions would be sustained. Therefore, the Corporation has no reserves for uncertain tax positions.

## NOTE 13 - NET CAPITAL REQUIREMENTS

The Corporation is subject to SEA Rule 15c3-1, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the Corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At December 31, 2014, the Corporation had net capital of $212,496,392 which was 61.5% of aggregate debit balances, which exceeded the minimum required amount by $205,590,300.

## NOTE 14 - CONTINGENCIES

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

## NOTE 15 - REGULATORY MATTERS

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Corporation is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

## NOTE 16 - COMMITMENTS

The Corporation provides guarantees to the securities clearing houses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Corporation's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Corporation believes that the potential requirement to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with the margin deposit requirements of the Options Clearing Corporation (OCC), the Corporation pledged customer owned securities with a market value of $72.3 million that had a collateralized value of $75.3 million with the OCC as of December 31, 2014. These amounts on deposit satisfied the minimum margin deposit of $56.4 million.

The Corporation had cash deposits of $2.6 million with the National Securities Clearing Corporation (NSCC), $6.4 million with the OCC, and $65,049 with the Depository Trust Company (DTC) as of December 31, 2014. The Corporation held preferred stock of DTCC valued at $17,907. These deposits and held securities are included in receivables from brokers, dealers and clearing organizations.

In addition to cash deposits, the Corporation also pledged qualified securities with a market value of $9,999,800 that had a collateralized value of $9,799,804 at the NSCC, and this amount is accounted for within cash and cash equivalents.

## NOTE 17 - CONCENTRATION OF CREDIT RISK

The Corporation maintains cash with national banks that may exceed FDIC-insured levels.

**Vanguard Marketing Corporation**
(a wholly owned subsidiary of
The Vanguard Group, Inc.)

**Compliance Report**
**Required by SEC Rule 17a-5**

**December 31, 2014**

**Vanguard Marketing Corporation**
(a wholly owned subsidiary of
The Vanguard Group, Inc.)

**Compliance Report**
**Required by SEC Rule 17a-5**

**December 31, 2014**

pwc

# Report of Independent Registered Public Accounting Firm

To The Board of Directors of Vanguard Marketing Corporation

We have examined Vanguard Marketing Corporation's assertions, included in the accompanying Vanguard Marketing Corporation's Compliance Report, that:

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the period June 1, 2014 to December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules;

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 based on controls necessary to achieve the objectives of the financial responsibility rules;

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31,2014; and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2340 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2014 and during the period June 1, 2014 to December 31, 2014, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Vanguard Marketing Corporation's compliance with the financial responsibility rules.

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Vanguard Marketing Corporation's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 23, 2015

Vanguard®

P.O. Box 1170
Valley Forge, PA 19482-1170

vanguard.com

February 23, 2015

**Vanguard Marketing Corporation's Compliance Report**

Vanguard Marketing Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

2) The Company's Internal Control Over Compliance was effective during the period June 1, 2014 to December 31, 2014;

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

4) The Company was in compliance with 17 C.F.R §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R §240.15C3-1 and 17 C.F.R. §240.15C3-3(e) was derived from the books and records of the Company.

The below individuals affirm that, to the best of their knowledge and belief, this Compliance Report is true and correct.

Salvatore Pantalone, Jr.
Senior Manager, VMC FINOP/VMC Treasurer
(Net Capital & Customer Reserve)

Amy Laursen
Senior Manager, VMC FINOP/Head of Specialty Brokerage Operations
(Possession or Control & Quarterly Security Count)

Christine Ott
Senior Manager, Head of Regulated Output
(SRO Statement Rules)

**Vanguard Marketing Corporation**
(a wholly owned subsidiary of
The Vanguard Group, Inc.)

**SIPC Supplemental Report**

**December 31, 2014**

**Vanguard Marketing Corporation**
(a wholly owned subsidiary of
The Vanguard Group, Inc.)

**SIPC Supplemental Report**

**December 31, 2014**

pwc

## Report of Independent Accountants

To the Board of Directors of Vanguard Marketing Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Vanguard Marketing Corporation (the "Corporation") for the period from January 1, 2014 through December 31, 2014, which were agreed to by the Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Corporation's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

| Procedure | Result |
|---|---|
| 1. Compared and agreed the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries by vouching to the wire transfer from the Corporation's Bank of New York Mellon (Account #8900700742) to SIPC in the amount of $263,963, on July 25, 2014 (2B), and to the wire transfer from the Corporation's Bank of New York Mellon (Account #8900700742) to SIPC in the amount of $270,487 on February 20, 2015(2D). | 1. No differences were identified. |
| 2. Compared and agreed "Total revenue" amount reported on the Statement of Income of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $785,401,341 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. | 2. No difference was identified. |

| | |
|---|---|
| 3. Compared and agreed any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows: | |
| a. Compared and agreed additions on line 2b(4), "Interest and dividend expense deducted in determining item 2a", of $183,470 to the Interest Expense line item on the SIPC Adjustment Reconciliation. | a. No difference was identified. |
| b. Compared and agreed deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products", of $567,392,823 to the Profit & Loss General Ledger Report (sum of General Ledger Accounts 449200, 401300,414000, 414100, 414110, 414120, 415000, and 415100). | b. No difference was identified. |
| c. Compared and agreed deductions on line 2c(3), Commissions, floor brokerage and clearance paid other SIPC members in connection with securities transactions, of $19,563 to the invoices and payments made to other SIPC members. | c. No difference was identified. |
| d. Compared and agreed deductions on line 2c(6), "100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date", of $303,661 to the "Filled Trades – Months to Maturity <9 months" File. | d. No difference was identified. |

pwc

| | |
|---|---|
| e. Compared and agreed deductions on line 2c(9)(i), "Total interest and dividend expense but not in excess of total interest and dividend income" of $215,769 to Profit & Loss General Ledger Report (General Ledger Account 610200).<br>f. Compared and agreed deductions on line 2c(9)(ii), "40% of margin interest earned on customers securities accounts", of $4,088,949 to Profit & Loss General Ledger Report (General Ledger Account 431250 X 40%).<br>g. Compared and agreed the balances between the "Total interest and dividend expense but not in excess of total interest and dividend income" on line 2c(9)(i) and "40% of margin interest earned on customers securities accounts" on line 2c(9)(ii), and determined the greater of line (i) and line (ii) for the deduction from total revenue in line 2a, to be line (ii). | e. No difference was identified.<br>f. No difference was identified.<br>g. No differences were identified. |
| 4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:<br>a. Recalculated "Total additions" of $785,584,810 on page 2 of Form SIPC-7 as the sum of items 2a and 2b(4).<br>b. Recalculated "Total deductions" of $571,804,996 on page 2 of Form SIPC-7 as the sum of items 2c(1), 2c(3), 2c(6), and 2c(9)(ii).<br>c. Recalculated "SIPC Net Operating Revenues" of $213,779,814 on page 2, line 2d of Form SIPC-7, as "Total additions" of $785,584,810 on page 2 less "Total deductions" of $571,804,996 on page 2.<br>d. Recalculated the mathematical accuracy of the "General Assessment @ .0025" of $534,450 on page 2, line 2e of Form SIPC-7, as .25% of "SIPC Net Operating Revenues" of $213,779,814 on page 2, line 2d of Form SIPC-7. | a. No difference was identified.<br>b. No difference was identified.<br>c. No difference was identified.<br>d. No difference was identified. |

| | |
|---|---|
| e. Recalculated the mathematical accuracy of "40% of margin interest earned on customers securities accounts" of $4,088,949 on page 2, line 9(ii) of Form SIPC-7, as 40% of Profit & Loss General Ledger Report (General Ledger Account 431250). | e. No difference was identified. |

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Corporation, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2015